Gilbert Bergsman
Eichler Bergsman & Co., LLP                                 Paul Eichler
Certified  Public Accountants                               Michael E. Silverman
404 Park Avenue South, New York, New York 10016
Tel 212-447-9001 Fax 212-447-9006

February 15, 2002

Mr. Ed Heil, President
eSAFETYWORLD, Inc.
80 Orville Drive
Bohemia, New York 11716


Dear Ed:

        This is in response to your telefax this morning of a draft 8-K. We believe that the disclosures in your letter are inadequate. We call your attention to subparagraph (iv) and (v)of 304(a)(i) of Regulation 229.304. The, draft 8-K does not comply with these subparagraphs.

(1) For example, for the June 30, 2001 annual year report we required changes in income recognition so as to comply with our understanding of ,acceptable accounting principles. Clearly, if such changes had not been resolved in accordance with our requirements, we would have then resigned or made reference to the subject matter of such disagreement giving an adverse opinion in our report,

(2) On February 11, 2002, we received trial balances, schedules, and a draft 1O-Q for the December 31, 2001 second quarter. We had disagreements regarding the amount shown for goodwill, deferred contract costs (i.e., work in process), and loans, advances, and investments to individuals and companies related to insiders. While allowances and reserves for these items were increased, our concerns about these items contributed to our decision to resign and should be mentioned in the 8-K.

(3) Our letter to the Company's Audit Committee dated November 21, 2001 was delivered to you without our having received a copy of the NASD letter notifying you of the NASD's intention to delist the Company. The NASD letter is dated November 5, 2001 and we first received a copy of it on February 12, 2002. We withdraw our letter of November 21, 2001 and require that you so notify your Audit Committee.

                                                                Continued...

eSAFETYWORLD, INC
February 15.202
Page 2

Your response in the 8-K must note that one, of the reasons for our resignation is that (1) your securing the November 21, 2001 letter from us without disclosing to us the NASD letter of November 5, 2001 and (2) your filing Form 12b-25 with estimates of revenues and net income for the June 30, 2001 fiscal year without first discussing with us the disclosure of such estimates has led us to conclude that we can no longer rely on management's representations. See subparagraph 2(B) and 2(D) of the, aforesaid regulations.



Respectfully,




/s/Eichler Bergsman & Co., LLP


Eichler Bergsman & Co., LLP